

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

March 13, 2008

Mr. Jack R. Lazar
Vice President and Chief Financial Officer
5480 Great America Parkway
Santa Clara, CA 95054

  **RE: Atheros Communications, Inc.
    Form 10-K for the fiscal year ended December 31, 2006
    Filed March 1, 2007
    File No. 000-50534**

Dear Mr. Lazar:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief